UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Amneal Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

03168L105

(CUSIP Number)

Gautam Patel

1 John Street, #9D

Brooklyn, NY 11201

(917) 365-6300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03168L105	13D	Page 1 of 5

1	Names of Reporting Persons Gautam Patel
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 13,314,772
	8	Shared Voting Power 0
	9	Sole Dispositive Power 13,314,772
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,314,772
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.63%[1]
14	Type of Reporting Person IN

[1]

The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 154,194,960 shares of Class A Common Stock outstanding as of July 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2023 for the quarterly period ended June 30, 2023.

CUSIP No. 03168L105	13D	Page 2 of 5

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on July 9, 2018 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 3, collectively the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), by Gautam Patel (the “Reporting Person”) relating to class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Amneal Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

The Schedule 13D is being filed by Gautam Patel (the “Reporting Person”).

The present principal occupation of the Reporting Person is serving as President of Cepheid Capital, LLC and President of Tattva Fiduciary Company (“Tattva”). The Reporting Person is also the sole owner of Tattva.

The T-Twelve Legacy Trust dated December 8, 2006 (the “T-Twelve Trust”) is an irrevocable trust governed by the laws of the State of Nevada, of which Tattva is the sole trustee.

The Falcon Trust dated December 11, 2001 (the “Falcon Trust” and, together with the T-Twelve Trust, the “Trusts”) is an irrevocable trust governed by the laws of the State of Nevada, of which Tattva is the sole trustee.

The business address of the Reporting Person is 1 John Street, #9D, Brooklyn, NY 11201.

The business address of each of the Trusts is c/o Sierra Fiduciary Support Services, 100 West Liberty Way, 10th Floor, Reno, Nevada 89501.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 is hereby amended and supplemented by adding the following:

On October 16, 2023, the Issuer and Amneal LLC entered into a binding term sheet pursuant to which a new public company will be formed (“New Issuer”), which will become the issuer of all shares held by the public, by the Reporting Person and by all other holders of units of Amneal LLC other than the Issuer. The transaction will be accomplished through two separate mergers. In the first merger (“First Merger”), a direct wholly-owned subsidiary of New Issuer will merge with and into Issuer, following which Issuer will become a wholly-owned direct subsidiary of New Issuer. As a result of the First Merger, the shares of Class A Common Stock and Class B Common Stock of the Issuer outstanding immediately prior to the First Merger will by operation of law be converted into an equal number of shares of class A common stock and class B common stock of New Issuer having the same rights as the Class A Common Stock and Class B Common Stock of the Issuer had prior to the First Merger. In the second merger (“Second Merger”), a direct wholly-owned subsidiary of New Issuer will merge with and into Amneal LLC. As a result of the Second Merger, all units in Amneal LLC other than those held by Issuer will be converted into an equal number of shares of class A common stock of New Issuer and

CUSIP No. 03168L105	13D	Page 3 of 5

Amneal LLC will become a direct and indirect (through Issuer) wholly-owned subsidiary of New Issuer. The Reporting Person and all holders of units of Amneal LLC, other than the Issuer, are expected to agree that immediately following the consummation of the Second Merger, they will surrender all of their shares of class B common stock in the New Issuer received in the First Merger for no consideration. The transaction will not require any vote of shareholders. As a result of the transaction, there will be a single class of stock of New Issuer outstanding. The rights and obligations of the public shareholders will not change following the transaction, and public shareholders will continue to hold the same percentage equity ownership in the New Issuer that they held in Issuer and indirectly in Amneal LLC prior to the transaction, and their economic and voting rights with respect to the New Issuer will be identical to the direct and indirect economic and voting rights held in the Issuer and Amneal LLC prior to the transaction. The Tax Receivable Agreement will be amended to provide that the payments that those persons who converted their units of Amneal LLC to Class A Common Stock of the Issuer prior to the subject transaction are entitled to receive with respect to taxable years of the Company beginning after the closing of the transaction will be reduced from 85% to 75% of applicable tax savings. The Tax Receivable Agreement will otherwise remain unchanged by the transaction, and there will be no accelerated payment thereunder as a result of the transaction. No new tax benefits will accrue under the TRA as a result of the subject transaction. A final tax distribution under the Amneal LLC LLCA will be made on the closing of the transaction, after which no further tax distributions will be made. The purpose of the transaction is to eliminate the two-tier structure of the Issuer.

CUSIP No. 03168L105	13D	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 154,194,960 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2023 for the quarterly period ended June 30, 2023 (assuming the redemption of all Common Units held of record by the Reporting Person):

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Gautam Patel	13,314,772	8.63%	13,314,772	0	13,314,772	0

The Reporting Person owns directly (i) 374,318 shares of Class A Common Stock, (ii) 24,977 shares of Class A Common Stock issuable upon exercise of options exercisable for $15.01 per share, which expire on May 7, 2028 and (iii) 28,044 shares of Class A Common Stock issuable upon exercise of options exercisable for $14.05 per share, which expire on May 6, 2029; and may be deemed to beneficially own 12,887,433 shares of Class A Common Stock held of record by trusts controlled by the Reporting Person.

(c)	During the past 60 days the Reporting Person has not effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit	Description
7	Term Sheet, dated as of October 16, 2023, between Amneal LLC and Amneal Pharmaceuticals, Inc.

CUSIP No. 03168L105	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2023

/s/ Gautam Patel
Gautam Patel